Exhibit 10.4

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (the “Agreement”) is made and entered into as of the 15th day of February, 2010, by and between Jeffrey Lang (the “Executive”) and CECO Environmental Corp., a Delaware corporation (the “Company”).

WHEREAS, the Company desires to employ Executive and to enter into an agreement, embodying the terms of such employment; and

WHEREAS, Executive desires to accept such employment and enter into such an agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Term of Employment. Subject to the provisions of Section 8 of this Agreement, Executive shall be employed by the Company for a period commencing on February 15, 2010 (the “Effective Date”) and ending five (5) years after the Effective Date, unless terminated earlier, as provided herein, in accordance with the provisions of Section 8 of this Agreement (the “Employment Term”).

2. Position.

a. During the Employment Term, Executive shall serve as the Chief Executive Officer of the Company. Executive shall also have the option of assuming the title of President of the Company. In such position, Executive shall have such duties and authority as shall be determined from time to time by the Compensation Committee of the Board of Directors (“Comp Committee”) or such other designees of the Board of Directors’ authority hereunder as the Board of Directors may designate (collectively, the “Board”). Executive agrees to serve, if requested, without additional compensation, as an officer for each of the Company’s subsidiaries and other affiliates, including any entities in which the Company has a significant investment. Executive shall be nominated to serve as a member of the Board of Directors of the Company on or prior to the Company’s 2010 Annual Meeting. Executive shall serve as a member of the Boards of Directors of the Company and any of its subsidiaries or other affiliates without additional compensation, if requested. As used in this Agreement, the term “affiliates” will include any entity controlled by, controlling, or under common control of the Company.

b. During the Employment Term, Executive will devote Executive’s full business time and best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services, either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable organization or any industry association further provided, in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 9 or Section 10. Set forth on Exhibit A hereto is a complete list, as of the Effective Date, of the Executive’s positions on any board of directors or trustees of any business corporation or any charitable organization.

c. At all times during the Employment Term, Executive shall strictly adhere to and obey all of the Company’s written rules, regulations and policies, including without limitation the CECO Environmental Corp. Code of Ethics and Corporate Insider Trading Policy as provided to Executive on February     , 2010, and as amended from time to time to conform to applicable rules and regulations or as determined by the Board or a committee thereof, which govern the operation of the Company’s business and the conduct of employees of the Company.

3. Base Salary. During the Employment Term, the Company shall pay Executive a base salary at the annual rate of $385,000, payable in regular installments in accordance with the Company’s usual payment practices. Executive’s base salary shall be reviewed annually by the Comp Committee. Executive shall be entitled to such increases in Executive’s base salary, if any, as may be determined from time to time in the sole discretion of the Comp Committee. Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary.”

4. Annual Bonus.

a. With respect to the 2010 fiscal year and each full fiscal year of the Company during the Employment Term (“Fiscal Year”), Executive shall be eligible to earn an annual bonus award (an “Annual Bonus”). The amount of each Annual Bonus shall be based on achievement of the annual targets (collectively, the “Bonus Targets”) mutually determined by the Comp Committee and Executive, which Bonus Targets shall include the following metrics: gross profit, net income, personal goals and achievements, Company revenue, share price, and such other metrics as agreed to by Executive and the Comp Committee on an annual basis, commencing with the Bonus Targets for the Company’s Fiscal Year commencing January 1, 2010 and ending December 31, 2010. Within 90 days following the Effective Date and thereafter on or before the date which is 30 days prior to the end of each of the Company’s subsequent Fiscal Year ends, the Comp Committee will propose Bonus Targets for the upcoming Fiscal Year in consultation with the Executive and will make any adjustments to the Bonus Targets that the Comp Committee and the Executive agree are reasonable and appropriate. For each full Fiscal Year, if the Company achieves 100% of its Bonus Targets for such Fiscal Year, the Annual Bonus shall have a target value equal to 100% of Executive’s Base Salary for that Fiscal Year. The Annual Bonus Target value shall be pro rated for the 2010 Fiscal Year based upon the percentage equal to number of days of such Fiscal Year following the Effective Date divided by 365. The Comp Committee will determine in its discretion what adjustments, if any, will be made to the Annual Bonus amount to be paid to Executive in the event the Company meets some but not all of its Bonus Targets for a Fiscal year.

b. Each Annual Bonus shall be deemed to vest and accrue at the end of the last day of the Fiscal Year for which it is earned. Each Annual Bonus shall be paid as soon as practicable following the end of the Fiscal Year for which it is earned, subject to the certification by the Chief Financial Officer of the Company and approval by the Comp Committee of achievement of the applicable performance targets and goals described in this Section 4 above and the amount of such Annual Bonus. The Annual Bonus, if any, shall be paid to Executive in all cases within the later of i) two and one-half (2.5) months after the end of the Fiscal Year or ii) 30 days after the completion of an external audit to the satisfaction of the Comp Committee, but in no event later than two and one-half (2.5) months after the end of the calendar year in which the Annual Bonus vests.

c. Notwithstanding anything herein to the contrary, if the Company implements a plan from which the Company grants and administers cash incentive payments and the intent of such plan is to make the awards thereunder “qualified performance based compensation” under Section 162(m) of the Code, then on the day immediately prior to the day such plan is approved by shareholders (a) Section 4.a. shall be automatically and without further action amended and restated to read “With respect to each fiscal year of the Company during the Employment Term (“Fiscal Year”), Executive shall be eligible to earn an annual bonus award (an “Annual Bonus”) pursuant to and in accordance with the terms set from time to time by the Comp Committee.” and (b) Section 8.c.(ii)(B)(ii) shall be automatically and without further action amended and restated to read “the Annual Bonus for the Company’s Fiscal Year during which Executive’s termination without Cause occurred, based upon actual performance and prorated for the number of days employed during that Fiscal Year and paid within two and one half months after the end of such year”.

5. Stock Option Award. On or as soon as practicable following the Effective Date, Executive will be granted under the CECO Environmental Corp. 2007 Equity Incentive Plan (the “Plan”) an option agreement (the “Option Agreement”) containing incentive options for shares of common stock, up to the amount permitted by applicable law, and non-qualified stock options for the remainder resulting in the aggregate right to purchase up to 600,000 shares of the Company’s common stock, subject to the terms and conditions of the Plan, and subject to the action of the committee that administers such Plan (the “Stock Options”). The per-share exercise price for the Stock Options will be the fair market value of a share of the Company’s common stock on the date of grant as provided in the Plan. The Stock Options shall have a ten (10) year term. The Stock Options will vest in five (5) equal installments on each of the first five (5) anniversary dates of the Effective Date of this Agreement, as long as Executive is employed by the Company on such date. Additionally, the Option Agreement shall have the other terms as set forth in Exhibit B and other reasonable and customary Company stock option agreement terms not inconsistent with those set forth in Exhibit B.

6. Employee Benefits.

a. During the Employment Term, Executive shall be entitled to participate in the employee benefit plans of the Company or The Kirk & Blum Manufacturing Company (other than annual bonus plans, severance plans, and incentive plans) as in effect from time to time (collectively, “Employee Benefits”), on the same basis as those benefits are generally made available to other similarly situated executives.

b. Executive shall receive three (3) weeks paid vacation, of which not more than ten (10) days shall be taken consecutively, during each year of employment to accumulate from year to year to the extent not used and to be paid in cash to the extent not taken during the Employment Term, and such holiday and sick time as the as provided under the Company’s policies from time to time.

c. Executive shall receive a car allowance of $1,000 per month.

d. The Company and Executive acknowledge that Executive shall incur relocation expenses in connection with the Executive’s employment by the Company. The Company agrees that Executive shall be reimbursed for relocation expenses up to $50,000. Any amounts in excess of $50,000 shall require written approval of the Comp Committee.

7. Business Expenses. During the Employment Term, reasonable travel, entertainment and other business expenses incurred by Executive in the performance of Executive’s as in effect from time to time duties hereunder shall be reimbursed by the Company in accordance with Company policies.

8. Termination. The Employment Term and Executive’s employment hereunder may be terminated by either party at any time, with or without cause or for any or no cause; provided that Executive will be required to give the Company at least 60 days advance written notice of any resignation of Executive’s employment. Notwithstanding any other provision of this Agreement, the provisions of this Section 8 shall exclusively govern Executive’s rights upon termination of employment with the Company and its affiliates.

a. By the Company For Cause or By Executive Resignation.

(i) The Employment Term and Executive’s employment hereunder may be terminated by the Company for Cause (as defined below) and shall terminate automatically upon Executive’s resignation; provided that Executive shall be required to give the Company at least 60 days advance written notice of a resignation.

For purposes of this Agreement, “Cause” shall mean:

(A)	the wilfull and material breach of Executive of any provision of this Agreement;

(B)	any act by Executive of fraud or dishonesty including, but not limited to, stealing or falsification of company records, with respect to the Company or its affiliates;

(C)	failure by Executive to perform his duties as lawfully directed by the Board, provided the Company has delivered to Executive a written notice setting forth such failure and shall have given Executive an opportunity to meet with the Company and to remedy or cure such failure within 15 business days following delivery of such written notice;

(D)	misappropriation of Company funds or of any corporate opportunity;

(E)	any unauthorized use or disclosure of Confidential Information (as defined herein);

(F)	conviction of Executive of a felony, or of a crime that the Company, in its sole discretion, determines involves a subject matter which may reflect negatively on the reputation or business of the Company or any of its affiliates (or a plea of nolo contendere thereto), excluding minor traffic violations and similar incidents;

(G)	acts by Executive attempting to secure or securing any personal profit not fully disclosed to and approved by the Board in connection with any transaction entered into on behalf of the Company or any of its affiliates;

(H)	gross, willful or wanton negligence, misconduct, or other conduct on the part of Executive, which constitutes a breach of any fiduciary duty or duty of loyalty owed to the Company by Executive; provided the Company has delivered to Executive a written notice setting forth such conduct and shall have given Executive an opportunity to meet with the Company and to remedy or cure such conduct within 15 business days following delivery of such written notice;

(I)	acceptance by Executive of employment with another employer, other than employment approved by the Board of Directors in accordance with Section 2(b) of this Agreement;

(J)	conduct on the part of Executive, even if not in connection with the performance of Executive’s duties contemplated under this Agreement, that could result in serious prejudice to the interests of the Company or any of its affiliates, as determined by the Board in its sole discretion, and failure by Executive to cease such conduct immediately upon receipt of notice to cease such conduct;

(K)	violation of any material federal or state securities laws, rules or regulations, as determined by the Board in its sole and good faith discretion; or

(L)	(A) obstructing or impeding; (B) endeavoring to influence, obstruct or impede, or (C) failing to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity (an “Investigation”). However, Executive’s failure to waive attorney-client privilege relating to communications with Executive’s own attorney in connection with an Investigation will not constitute “Cause”.

(ii) If Executive’s employment is terminated by the Company for Cause, or if Executive resigns, Executive shall be entitled to receive:

(A)	the Base Salary through the date of termination;

(B)	reimbursement, within 30 days following submission by Executive to the Company of appropriate supporting documentation, for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to the date of Executive’s termination; provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to the Company within 90 days following the date of Executive’s termination of employment;

(C)	accrued and unused vacation that the Company is legally obligated to pay to Executive; and

(D)	such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans as described in Section 6 (the amounts described in clauses (A) through (D) hereof being referred to as the “Accrued Rights”).

Following the termination of Executive’s employment by the Company for Cause or resignation by Executive, except as set forth in this Section 8(a)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

b. Disability or Death.

(i) The Employment Term and Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by the Company if Executive becomes physically or mentally incapacitated and is therefore unable for a period of six (6) consecutive months or for an aggregate of nine (9) months in any twenty-four (24) consecutive month period to perform Executive’s duties (such incapacity is hereinafter referred to as “Disability”). Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of the Agreement.

(ii) Upon termination of Executive’s employment hereunder for either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive:

(A) the Accrued Rights; and

(B) subject to Executive’s continued compliance with the provisions of Sections 9 and 10, continued payment of the Base Salary in accordance with the Company’s normal payroll practices, as in effect on the date of termination of Executive’s employment, for a period of three (3) months following the date of such termination.

The amounts and other benefits set forth in Section 8(b)(ii)(B) shall be in lieu of, and not in addition to, any severance benefits under any severance plan or policy of the Company or any of its affiliates. Following Executive’s termination of employment due to death or Disability, except as set forth in this Section 8(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

c. By the Company Without Cause.

(i) The Employment Term and Executive’s employment hereunder may be terminated by the Company without Cause.

(ii) If Executive’s employment is terminated by the Company without Cause (other than by reason of death or Disability), Executive shall be entitled to receive:

(A) the Accrued Rights; and

(B) subject to Executive’s continued compliance with the provisions of Sections 9 and 10, (i) continued payment of the Base Salary in accordance with the Company’s normal payroll practices, as in effect on the date of termination of Executive’s employment, for a period of twelve (12) months following the date of such termination, (ii) continuation of medical benefits under the Company’s then current medical plans at the same level provided by the Company on the date of termination, for a period of twelve (12) months, provided that such medical benefits shall end earlier if Executive becomes eligible to participate in a medical plan offered by a subsequent employer, and (iii) the Annual Bonus as of the end of the Company’s Fiscal Year during which Executive’s termination without Cause occurred, based upon the then current Bonus Targets and the percentage of Base Salary applicable to the Annual Bonus for the previous Fiscal Year during the Employment Term (and if there is no prior Fiscal Year during the Employment Term, based on the percentage of Base Salary established for the Annual Bonus for the year ending December 31, 2010). In addition, the Stock Options held by Executive to the extent such Stock Options have already vested and become exercisable, will remain exercisable for a period of ninety (90) days from the date of termination, after which date all Stock Options will expire. The Executive’s receipt of any Severance Payments and the Company’s payment of the foregoing amounts to Executive under this Section 8(c)(ii)(B) shall be expressly conditioned upon and in consideration of Executive’s execution and nonrevocation of a General Release in favor of the Company, in a form substantially the same as Exhibit C hereto and a separation agreement with reasonable and customary terms and conditions. (The period during which Executive is entitled to receive his Base Salary after termination of employment is referred to as the “Severance Period” and the amount so received as “Severance Payments.”)

The amount set forth in Section 8(c)(ii)(B) shall be in lieu of, and not in addition to, any severance benefits under any severance plan or policy of the Company or any of its affiliates. Following Executive’s termination of employment by the Company without Cause (other than by reason of Executive’s death or Disability), except as set forth in this Section 8(c)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

d. Notice of Termination. Any purported termination of employment by the Company or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 13(j) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

e. Board/Committee Resignation. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Board of Directors of the Company (and any committees thereof) and as an officer and from the Board of Directors (and any committees thereof) of any of the Company’s subsidiaries and other affiliates.

9. Non-Competition.

a. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its affiliates and accordingly agrees as follows:

(1) During the Employment Term and, for the Severance Period following the date Executive ceases to be employed by the Company if the Executive is terminated by the Company without Cause, or if Executive’s employment otherwise is terminated and (B) Executive is not entitled to Severance as a result of such termination, then in such cases, for the two years following termination of employment (collectively, the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, limited liability company, limited liability partnership, joint venture, association, trust, corporation or other business organization, entity or enterprise whatsoever (“Person”), directly or indirectly:

(i)	engage in any business that competes with any of the businesses of the Company or its affiliates (including, without limitation, businesses which the Company or its affiliates have specific plans to conduct in the future and as to which plans Executive is aware) in any geographical area in which the Company or its affiliates produces, sells, manufactures, leases, rents, licenses or otherwise provides its products or services, including without limitation the manufacture of industrial air pollution control equipment and engineering solutions (a “Competitive Business”);

(ii)	enter the employ of, or render any services to, any Person (or any division or controlled or controlling affiliate of any Person) who or which engages in a Competitive Business;

(iii)	acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee, consultant, adviser, franchisee, financier, lender, or guarantor; or

(iv)	interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Company or any of its affiliates and customers, clients, agents, contractors, managers, consultants, suppliers, bankers or investors.

(2) Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly, own, solely as an investment, securities of any Person engaged in a Competitive Business which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (i) is not a controlling person of, or a member of a group which controls, such person and (ii) does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(3) During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

(i)	Solicit, encourage or attempt to solicit or encourage any employee of the Company or any of its affiliates to leave the employment of the Company or its affiliates; or

(ii)	Hire, engage or employ any such employee who was employed by the Company or its affiliates as of the date of Executive’s termination of employment with the Company or who left the employment of the Company or its affiliates coincident with, or within one year prior to or after, the termination of Executive’s employment with the Company; provided that, this prohibition shall not apply to solicitations for employment and hiring resulting from general advertisements appearing in newspapers, periodicals, trade journals or other media of broad circulation, or to solicitations to employees of the Company or any of its affiliates after they are no longer employed by the Company or any affiliate of the Company.

(4) During the Restricted Period, neither Executive nor any business in which Executive may engage or participate in, will directly or indirectly solicit, encourage or attempt to solicit or encourage any customer or prospective customer of the Company or any of its affiliates or any independent contractor providing services to the Company or any of its affiliates, determined, in each case, as of the date of termination, to terminate, modify or diminish its relationship with the Company or any of its affiliates or to seek to persuade any customer of the Company or any of its affiliates, determined as of the date of termination, to conduct with anyone else any business or activity that such customer conducts or could conduct with the Company or any of its affiliates.

(5) During the Restricted Period, nether Executive, nor any business in which Executive may engage or participate in, will, directly or indirectly, compete with the Company or any of its affiliates by merging with or acquiring any other company or business (whether by a purchase of stock or other equity interests, or a purchase of assets or otherwise) which is a Competitive Business.

b. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 9 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein. The provisions of this Section 9 shall survive the termination of Executive’s employment for any reason.

10. Confidentiality; Intellectual Property.

a. Confidentiality.

(i) Except as prohibited by Section 10(b)(v) below, Executive will not at any time (whether during or after Executive’s employment with the Company) (x) retain or use for the benefit, purposes or account of Executive or any other Person, or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information (including without limitation trade secrets, know-how, knowledge capital, research and development, software, consulting techniques, engineering techniques, source codes, databases, inventions, processes, formulae, databases, technology, designs and other intellectual property, information concerning finances, investments, projections, profits, strategies, pricing, costs, products, services, service providers, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals), in whatever form or media, concerning the past, current or future business, activities and operations of the Company, its subsidiaries or affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis, including any such information obtained prior to the Effective Date (“Confidential Information”) without the prior written authorization of the Board.

(ii) “Confidential Information” shall not include any information that is (x) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties, (y) made legitimately available to Executive by a third party without breach of any confidentiality obligation, or (z) required by law to be disclosed; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment for such Confidential Information.

(iii) Upon termination of Executive’s employment with the Company for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company or any of its affiliates, (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, thumb drives, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, or in other location whether or not company property) that contain Confidential Information or otherwise relate to the business of the Company or any of its affiliates, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information, and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.

b. Intellectual Property.

(i) If Executive has created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to Executive’s employment by the Company hereunder, that are relevant to or implicated by such employment (“Prior Works”), Executive hereby grants the Company a perpetual, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business.

(ii) If Executive creates, invents, designs, develops, contributes to, perfects or improves any Works, either alone or with third parties, at any time during Executive’s employment by the Company and within the scope of such employment and/or with the use of any the Company resources (“Company Works”), Executive shall promptly and fully disclose same to the Company and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights, title, interest and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.

(iii) Executive agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company at all times.

(iv) Executive shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

(v) Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive hereby indemnifies, holds harmless and agrees to defend the Company and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant. Executive shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.

c. Nondisparagement. During the Employment Term and Restricted Period, Executive will not knowingly disparage, criticize, or otherwise make any derogatory statements regarding the Company, its affiliates or their directors or officers. The Company will instruct its and its affiliates’ officers and directors to not knowingly disparage, criticize, or otherwise make any derogatory statements regarding Executive during the Employment Term and Restricted Period. Notwithstanding the foregoing, nothing contained in this agreement will be deemed to restrict Executive, the Company or any of the Company’s or its affiliates current or former officers and/or directors from providing information to any governmental or regulatory agency (or in any way limit the content of any such information) to the extent they are requested or required to provide such information pursuant to applicable law or regulation.

d. Title. The provisions of this Section 10 shall survive the termination of Executive’s employment for any reason.

11. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 9 or Section 10 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

12. Change in Control. In the event of a Change in Control of the Company, if Executive is not offered employment with the successor entity or purchaser as chief executive officer with a compensation package equal to or better than the combination of Executive’s Base Salary and Annual Bonus under this Agreement, then Executive shall resign as of the date of the Change in Control or agree to resign as of the end of a reasonable transition period after the Change in Control and shall be paid in a lump sum on the date of the Change in Control an amount equal to the sum of his annual Base Salary plus his Annual Bonus in an amount equal to the same percentage of his Base Salary as the Annual Bonus, if any, that he received for the most recently ended Fiscal Year. For purpose of this Agreement, the term Change in Control shall have the same meaning as set forth in the Plan. Immediately prior to the closing of a Change in Control the Stock Options held by Executive, to the extent such Stock Options have not already vested and become exercisable, will immediately vest and become exercisable.

13. Miscellaneous.

a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to conflicts of laws principles thereof.

b. Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

c. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

d. Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

e. Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.

f. Set Off; No Mitigation. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company or its affiliates. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment. Anything in this Agreement to the contrary notwithstanding, in the event that Executive provides services for pay to anyone other than the Company or any of its affiliates during the term of Executive’s employment hereunder, all amounts paid to Executive during such period pursuant to this Agreement shall be reduced (or if paid to Executive, refunded to the Company by Executive) by the amounts of salary, bonus or other cash or in-kind compensation earned by, paid or granted to Executive during such period as a result of Executive’s performing such services (regardless of when such earned amounts are actually paid to Executive).

g. Code Section 409A.

(i) “Section 409A” shall mean Section 409A of the Code, and any proposed or final regulations and guidance promulgated thereunder. Notwithstanding anything to the contrary in this Agreement, no Deferred Compensation Separation Benefits (as defined below) will become payable under this Agreement until Executive has a “separation from service” which means a termination of employment of Executive with the Company, whether voluntarily or involuntarily, other than by reason of death or Disability, as determined by the Comp Committee in accordance with Treas. Reg. §1.409A-1(h). Executive shall be considered to have experienced a termination of employment when the facts and circumstances indicate that Executive and the Company reasonably anticipate that either (a) no further services will be performed for the Company after a certain date, or (b) that the level of bona fide services Executive will perform for the Company after such date (whether as an employee or as an independent contractor) will permanently decrease to less than 50% of the average level of bona fide services performed by Executive (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Company if Executive has been providing services to the Company less than 36 months). Further, if the amount paid under this Agreement on separation from service is deferred compensation subject to Section 409A and if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination (other than due to death), and the severance payable to Executive, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”), such Deferred Compensation Separation Payments that are otherwise payable within the first six (6) months following Executive’s termination of employment will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s termination of employment. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following his termination but prior to the six (6) month anniversary of his termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(ii) Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations shall not constitute Deferred Compensation Separation Benefits for purposes of Section 13(g)(i) above.

(iii) Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) shall not constitute Deferred Compensation Separation Benefits for purposes of Section 13(g)(i) above. For purposes of this Section 13(g)(iii) “Section 409A Limit” will mean the lesser of two (2) times: (i) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during the Company’s taxable year preceding the Company’s taxable year of Executive’s termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1); or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive’s employment is terminated.

(iv) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

h. Excise Taxes. In the event that the benefits provided for in this Agreement constitute “parachute payments” within the meaning of Section 280G of the Code and will be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Executive’s severance benefits payable under the terms of this Agreement will be either (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by Executive on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. Unless the Company and Executive otherwise agree in writing, any determination required under this Section 13(h) will be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination will be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required by this Section 13(h), the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Section 280G and 4999 of the Code. The Company and Executive will furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 13(h). The Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 13(h). Any reduction in payments and/or benefits required by this Section 13(h) shall occur in the following order: (1) reduction of cash payments; (2) reduction of vesting acceleration of equity awards; and (3) reduction of other benefits paid or provided to Executive. In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant for the Executive’s equity awards. If two or more equity awards are granted on the same day, the equity awards will be reduced on a pro-rata basis.

i. Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

j. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three business days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

CECO Environmental Corp.

2300 Yonge Street

P.O. Box 2408

Toronto, Ontario M4P 1E4

Canada

Attention: Phillip DeZwirek

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company.

k. Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

l. Executive Representation. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

m. Prior Agreements. This Agreement supersedes all prior agreements and understandings (including verbal agreements) between Executive and the Company and/or its affiliates regarding the terms and conditions of Executive’s employment with the Company and/or its affiliates.

n. Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder. This provision shall survive any termination of this Agreement.

o. Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

p. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

CECO ENVIRONMENTAL CORP.	EXECUTIVE

/s/ Phillip DeZwirek	/s/ Jeffrey Lang
By: Phillip DeZwirek	Jeffrey Lang
Title: Chairman

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